DAVID P. SWANSON Partner (612) 343-8275 FAX (952) 487-8509 swanson.dave@dorsey.com

September 3, 2013

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Loan Lauren P. Nguyen Special Counsel

Re:                             CHS Inc.
Registration Statement on Form S-1
Filed July 18, 2013

File No. 333-190019

Dear Ms. Nguyen:

Set forth below are the responses of CHS Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 7, 2013 with respect to the above-referenced Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence in bold below. The Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR contemporaneously with this letter. The Company has reviewed this letter and authorized us to make the representations on its behalf.

Prospectus Cover Page

1.                                      Please remove the references to “Joint Book-Running Managers” and “Co-Manager” from the cover page.

We have removed the references to “Joint Book-Running Managers” and “Co-Manager” from the cover page in response to the Staff’s request.

Use of Proceeds, page 22

2.                                      We note your disclosure that the net proceeds of this offering may be used to fund potential acquisitions. Please revise this section to describe the acquisitions that you may enter into using portions of the proceeds, as required by Item 504 of Regulation S-K and Instruction 6 thereto.

We have revised the use of proceeds in response to the Staff’s request and removed the reference to funding potential acquisitions.

3.                                      We note your disclosure that the net proceeds of this offering may be used to fund the replacement of a coker facility for a total cost of $555 million, or for the expansion of NCRA’s McPherson, Kansas refinery, for $327 million. As the maximum value of this offering is $250 million, please revise this section to disclose (i) the estimated proceeds to be used for each purpose and (ii) whether other funds will be necessary to complete the aforementioned actions. If applicable, please quantify and disclose the source of such additional funds. Refer to Instruction 3 to Item 504 of Regulation S-K.

We have revised the use of proceeds in response to the Staff’s request.

* * *

We trust the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact the undersigned with any questions regarding the foregoing.

Sincerely,

/s/ David P. Swanson

David P. Swanson

cc:	Lisa Zell